Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

For the six months ended June 30, 2025, the Company reported revenue of US$22.19 million, compared to US$17.82 million in the prior-year period, representing a 24.47% increase. The increase was primarily driven by growth in the OEM sales market.

The Company conducts its manufacturing activities in New Taiwan Dollars (“NTD”). During the first half of 2025, the NTD strengthened approximately 12.87% against the U.S. dollar, resulting in a foreign exchange loss of US$2.21 million, compared to a gain of US$0.96 million in the prior-year period. This foreign exchange impact negatively affected net income.

Results of Operations

●	Revenue – Revenue increased by US$4.36 million, or 24.47%, compared to the same period in 2024. The revenue increase reflects additional sales in the OEM business in both the steel and graphite lines.

●	Gross Profit – Gross profit was US$10.21 million, or 46.0% of revenue, compared to US$7.74 million, or 43.4% of revenue, in the prior-year period. The increase in gross margin was attributable to additional sales in higher margin products as well as an increase in operational efficiency.

●	Operating Expenses – SG&A and R&D expenses were US$11.74 million, an increase of US$3.35 million or 40.0% from the prior-year period, primarily due to increased personnel costs and higher marketing spend to support new product launches as well as US$1.75 million in one-time listing related expenses.

●	Operating Income – Operating loss was US$1.52 million, compared to US$0.64 million in the prior-year period. When adjusting for one-time listing expenses, the Company would show Operating Income of US$0.22 million, or an improvement of US$0.87 million over the same prior-year period.

●	Foreign Exchange Loss – The Company recorded a foreign exchange loss of US$2.21 million, compared to US$0.96 million gain in the prior-year period, driven by the NTD appreciation against the USD.

●	OTE Derivative Loss – The Company recorded a loss of US$1.88 million on the unrealized loss on the change in the fair market value of a forward purchase agreement.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and cash equivalents of US$6.8 million, total current assets of US$29.32 million and total current liabilities of US$34.15 million. The Company believes that its current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

Outlook

Management anticipates continued foreign exchange volatility in the second half of 2025. The Company is evaluating potential strategies to mitigate currency risk and is focused on expanding sales in both domestic and export markets. Strategic initiatives for the remainder of 2025 include:

●	Launch of a new product line in Q4 2025;

●	Aggressively pursuing new additional OEM business with strategic business partners;

●	Expansion of distribution channels in Southeast and East Asia as well as Europe; and

●	Implementation of additional cost control measures to improve margins.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding future performance, market conditions, and strategic initiatives. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.